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Exhibit 99.1

[DRAXIS LOGO]

For Immediate Release
May 21, 2003

DRAXIS Health Reports First Quarter Results
Net income of $0.02 per share from continuing operations

MISSISSAUGA, ONTARIO, May 21, 2003—DRAXIS Health Inc. (TSX: DAX; Nasdaq: DRAX) reported financial results for the first quarter of 2003 ended March 31, 2003. All amounts are expressed in US dollars.

Revenues from continuing operations for the quarter were $10.1 million, compared to $10.2 million for the first quarter last year. Net income from continuing operations was $806,000 ($0.02 per share) versus $978,000 ($0.03 per share) for the same quarter in 2002. Net income from discontinued operations of $4.2 million was due almost entirely to the after-tax gain from the $6.5 million payment received on the sale of rights for non-approved products back to Elan. First quarter EBITDA (pre R&D) of $2.3 million was relatively unchanged from the prior year first quarter. Revenues and earnings for the quarter include $1.4 million of previously deferred revenue related to the termination of agreements with the Company's former U.S. licensee for BrachySeed®.

Financial Highlights
(thousands of U.S. dollars except per share amounts and in accordance with U.S. GAAP)
(unaudited)

	2003	2002
	Q1	Q4	Q3	Q2	Q1
From Continuing Operations(1)
Revenues	$10,078	$9,836	$8,872	$9,730	$10,202

EBITDA(2) (pre-R&D)	2,300	1,893	1,818	1,570	2,414
R&D	(294)	(324)	(805)	(405)	(463)

EBITDA(2)	2,006	1,569	1,013	1,165	1,951

Net Income (Loss)
From Continuing Operations	806	975	535	531	978
From Discontinued Operations	4,204	(266)	(143)	(229)	(195)

	$5,010	$709	$392	$302	$783

Basic Income (Loss) Per Share
From Continuing Operations	$0.022	$0.026	$0.014	$0.014	$0.026
From Discontinued Operations	0.113	(0.007)	(0.004)	(0.006)	(0.005)

	0.135	$0.019	$0.010	$0.008	$0.021

(1)
Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations. Commencing in the second quarter of 2002 discontinued operations no longer include revenues and expenses directly attributable to Alertec®. Information for prior periods has been reclassified to reflect this change.

(2)
Income from continuing operations before interest, income taxes, minority interest and depreciation and amortization. This earnings measure does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. DRAXIS uses such terms as measures to assess the operating performance of its on-going businesses and believes that most shareholders and investors prefer such measures, since they are consistent with industry practice for analyzing operating performance. Such measures should not be construed as the equivalent of net cash flows from operating activities.

"While we were able to report substantial earnings in this first quarter, much of which is due to favourable one-time-events, our ongoing operating performance was essentially flat compared to the same period last year," said Dr. Martin Barkin, President and CEO of DRAXIS. "However, it is important to recall that the first quarter of last year was particularly strong, with record revenues and earnings. A number of positive developments during the first quarter of 2003 have successfully laid the groundwork for improving results going forward. In late March we began regular shipments of Hectorol Injection for Bone Care International Inc. At the beginning of April, we launched our unique Sodium Iodide I-131 radiotherapy kit product into the U.S. under a long-term distribution agreement with Cardinal Health. International regulatory approvals for the products being manufactured under the GlaxoSmithKline (GSK) contract are allowing us to begin ramping up shipments according to schedule and we will continue to do so throughout 2003 and into 2004 when we expect to be in full production for GSK. Despite disruptions and reduced product sales in the brachytherapy market at the beginning of 2003, we have successfully realigned our sales and marketing strategy for BrachySeed® implants in the U.S. Initial results appear favourable and the impact of our direct marketing initiatives will be much clearer in the second half of 2003."

DRAXIS Pharmaceutica

During the quarter DRAXIS completed the first step in its strategy to divest its Canadian pharmaceutical sales and marketing business, DRAXIS Pharmaceutica, which is accounted for as discontinued operations. Product rights for several non-marketed products were returned to Elan Corporation, plc for $6.5 million. DRAXIS is now in advanced negotiations to complete the divestiture of substantially all remaining assets of DRAXIS Pharmaceutica and there is a strong commitment by all parties to complete a transaction as soon as practicable. The contemplated transaction currently anticipates an upfront cash payment plus product-specific milestones and royalties. In 2002, the discontinued operations of DRAXIS reported revenues of $6.8 million.

Highlights from Management's Discussion and Analysis

Consolidated Operations

  •
  Revenues from continuing operations were $10.1 million for the quarter including $1.4 million of previously deferred revenue related to the termination of agreements with the Company's former U.S. licensee for BrachySeed®, as compared to $10.2 million for the first quarter of 2002.

  •
  Net income from continuing operations was $806,000 ($0.022 per share) for the first quarter. This compared to $978,000 ($0.026 per share) for the same period in 2002, which included minimum royalty payments from Pfizer and significant revenues from the fulfillment of order backlogs for diagnostic imaging products. Net income in the first quarter of 2003 included a $261,000 foreign exchange translation loss related to the strengthening of the Canadian dollar.

  •
  Earnings before interest, income taxes, minority interest, depreciation and amortization, and research and development ("EBITDARD") from continuing operations was $2.3 million, including the $1.4 million of previously deferred revenue, versus $2.4 million in the first quarter of 2002.

  •
  Completion of the first step in the strategy to divest DRAXIS Pharmaceutica through the return of product rights to Elan Corporation, plc for $6.5 million. Financial results from discontinued operations recorded an after tax gain of $4.3 million in the first quarter of 2003 associated with this transaction.

  •
  Approval of a share buy-back program to repurchase for cancellation up to a maximum of 1,854,934 common shares. To May 16, 2003, 50,300 shares have been purchased at a weighted average cost of $1.30 per share.

Radiopharmaceuticals

  •
  Revenues of $4.3 million for the first quarter represent an increase of $1.2 million over the first quarter of 2002.

  •
  EBITDARD of $2.2 million represent an increase of $0.9 million over 2002.

  •
  Inclusion in revenues and EBITDARD of $1.4 million of previously deferred revenue related to the termination of agreements with the Company's former U.S. licensee for BrachySeed®.

  •
  U.S. regulatory approval for a new radiotherapeutic kit product for the treatment of thyroid cancer and hyperthyroidism followed by the launch of the product into the U.S. under a long-term distribution agreement with Cardinal Health.

  •
  Initiation of a Phase I clinical trial for INFECTON™, the Company's technetium-99m-based radiopharmaceutical for imaging infection and completion in February 2003. A Phase II study is expected to commence later in 2003.

  •
  Subsequent to March 31, 2003 DRAXIMAGE expanded its agreements with Isogenic Sciences Limited to gain global rights to proprietary technology related to brachytherapy implants for nominal up-front consideration and also established a marketing and distribution agreement with Netherlands-based IDB Benelux covering DRAXIMAGE products for the European Benelux countries.

Manufacturing

  •
  Revenues of $4.4 million for the quarter represent a decrease of $0.7 million over the first quarter of 2002.

  •
  EBITDA loss for the quarter was $0.7 million as compared to $0.1 million of income in 2002.

  •
  Results were negatively affected by production disruptions early in the quarter in sterile operations due to equipment and related problems.

  •
  During the quarter U.K. regulators approved the manufacture of multiple sterile and non-sterile products at DPI, including products being transferred to DPI under the outsourcing contract between DPI and GlaxoSmithKline.

  •
  FDA acceptance of DPI as an additional manufacturing site for Hectorol Injection for Bone Care International, Inc., and the start of commercial shipments.

  •
  Finalization of DPI's plans for the installation of the second lyophilizer unit. This installation is scheduled to begin in the third quarter of 2003 and the unit is expected to become operational approximately one year after installation.

  •
  Negotiation of a new collective agreement is scheduled to commence in the second quarter of 2003. The previous agreement expired in April 2003.

  •
  Subsequent to March 31, 2003 DRAXIS announced the appointment of Mr. John E. M. Durham as President of DPI, effective June 2, 2003. Mr. Durham has more than 20 years of progressive experience in pharmaceutical production including recent senior managerial experience in international pharmaceutical contract manufacturing.

Interim Financial Report

This release includes by reference the first quarter interim financial report incorporating the full Management Discussion & Analysis (MD&A) as well as financial statements under both U.S. and Canadian GAAP. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. regulatory authorities, is accessible on the Company's website at www.draxis.com in the Investor Relations section under Financial Reports, through SEDAR and EDGAR databases and is available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

Conference Call

DRAXIS has scheduled a conference call to discuss first quarter 2003 financial results at 2:00 p.m. (ET) on May 21, 2003. This call can be accessed by dialing 1-800-440-1782 (no access code required) and will also be webcast live with access through the Company's website at www.draxis.com. The conference call will also be available in archived format on the website for 90 days following the conference call.

About DRAXIS Health Inc.

DRAXIS Health Inc. is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

Except for historical information, this news release contains certain forward-looking statements that involve risk and uncertainties, which may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, changing market conditions, clinical trial results, the establishment of new corporate alliances, the impact of competitive products and pricing, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time-to-time in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.

Financial Tables Attached

FOR FURTHER INFORMATION PLEASE CONTACT:

Jerry Ormiston DRAXIS Health Inc.
Phone:	877-441-1984
Fax:	905-677-5494

Management's Discussion and Analysis of
Financial Condition and Results of Operations

- Quarter Ended March 31, 2003 -

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. ("DRAXIS" or the "Company") should be read in conjunction with the Company's consolidated audited financial statements and notes thereto for the year ended December 31, 2002 and the related discussion and analysis of financial condition and results of operations.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles ("GAAP"), unless otherwise indicated. Other noteworthy accounting issues are described under: "Accounting Matters".

Overview

DRAXIS is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals through DRAXIMAGE Inc. ("DRAXIMAGE") and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. ("DPI").

Highlights for the first quarter ended March 31, 2003 include:

  •
  Financial results from continuing operations:

  •
  Revenues of $10.1 million for the quarter including $1.4 million of previously deferred revenue related to the termination of agreements with the Company's former BrachySeed® license in the U.S., as compared to $10.2 million for the first quarter of 2002.

  •
  Earnings before interest, income taxes, minority interest, depreciation and amortization, and research and development ("EBITDARD") of $2.3 million, including the $1.4 million of previously deferred revenue, as compared to $2.4 million in 2002.

  •
  Completion of the first step in the strategy to divest the Company's Canadian pharmaceutical sales and marketing business ("DRAXIS Pharmaceutica") through the return of Canadian product rights to Elan Corporation, plc ("Elan") for $6.5 million. Financial results from discontinued operations recorded an after tax gain of $4.3 million in the first quarter of 2003 associated with this transaction.

  •
  Realignment of the Company's U.S. sales and marketing strategy for BrachySeed®, the Company's proprietary second generation radioactive brachytherapy implant.

  •
  U.S. regulatory approval and commencement of shipments of a new radiotherapeutic kit product for the treatment of thyroid cancer and hyperthyroidism.

  •
  UK regulatory approval to manufacture multiple sterile and non-sterile products at DPI.

  •
  FDA acceptance of DPI as an additional manufacturing site for and commencement of commercial shipments of Hectorol Injection for Bone Care International, Inc.

  •
  Commencement of a Phase I trial for INFECTON™, the Company's technetium-99m-based radiopharmaceutical for imaging infection.

Subsequent to March 31, 2003 the Company announced:

  •
  Approval of a share buy-back program to repurchase for cancellation up to a maximum of 1,854,934 common shares, or 5% of outstanding common shares in the 12 months ending April 20, 2004. To May 16, 2003, 50,300 shares have been purchased under this program at a weighted average cost of $1.30 per share.

  •
  Appointment of Mr. John E. M. Durham as President of DPI, effective June 2, 2003.

Consolidated Results of Operations(1)

	For the Three Month Period Ended March 31,
	2003	2002	$ Change
	(in thousands of U.S. dollars except for share related data) (U.S.GAAP)
Revenues
Product sales	$6,955	$8,100	$(1,145)
Royalty and licensing	3,123 (2)	2,102	1,021

	10,078	10,202	(124)
Product gross margin	1,155	2,216	(1,061)
% of Product sales revenues	16.6%	27.4%
Royalty and licensing revenue	3,123 (2)	2,102	1,021
SG&A	(1,978)	(1,904)	(74)
% of Product sales revenues	-28.4%	-23.5%

EBITDA(3) (pre-R&D)	2,300	2,414	(114)
% of Total revenues	22.8%	23.7%
R & D	(294)	(463)	169

EBITDA(3)	2,006	1,951	55
% of Total revenues	19.9%	19.1%
Depreciation and amortization	(742)	(672)	(70)
Financial
— Foreign exchange translation	(261)	11	(272)
— Other	(333)	(62)	(271)
Income tax provision	(145)	(300)	155
Minority interest	281	50	231
Income from discontinued operations	4,204	(195)	4,399

Net income	$5,010	$783	$4,227

Net income (loss)
— From continuing operations	$806	$978	$(172)
— From discontinued operations	4,204	(195)	4,399

	$5,010	$783	$4,227

Basic income (loss) per share
— From continuing operations	$0.022	$0.026
— From discontinued operations	0.113	(0.005)

	$0.135	$0.021

(1)
Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations. Commencing in the second quarter of 2002 discontinued operations no longer include revenues and expenses directly attributable to Alertec®. Information for prior periods has been reclassified to reflect this change.

(2)
Includes $1,436 of deferred revenue related to the termination of agreements for BrachySeed®.

(3)
Income from continuing operations before depreciation and amortization, interest, income taxes and minority interest. This earnings measure does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities. (See Accounting Matters—Non-GAAP Measures)

Comparison of Three Month Period Ended March 31, 2003 and 2002

Consolidated revenues from continuing operations for the three month period ended March 31, 2003 were flat compared to 2002, with recognition of $1,436,000 of deferred revenue related to the termination of the agreement with the Company's former BrachySeed® licensee in the U.S. (see Accounting Matters—Termination of BrachySeed® Agreements) offsetting lower product sales and Anipryl®-related deferred revenue.

Decreased product gross margins associated with continuing operations for the three month period ended March 31, 2003 as compared to 2002 are attributable to changes in product mix, mainly due to lower volumes, coupled with the start-up costs associated with the commencement of direct sales of BrachySeed® in the U.S.

Selling, general and administration expenses associated with continuing operations, expressed as a percentage of product sales, for the three month period ended March 31, 2003 were 28.4% compared with 23.5% from 2002 due to lower product sales. This category of expense (expressed in dollar terms) was relatively unchanged as compared to 2002.

EBITDARD from continuing operations for the current quarter was relatively unchanged as compared to 2002 with the recognition of $1,436,000 of previously deferred BrachySeed® revenue, offsetting lower earnings in all three of the Company's segments. EBITDARD from continuing operations, expressed as a percentage of total revenues was unchanged for the three month period ended 2003 as compared to 2002.

Research and development expenditures associated with continuing operations for the three month period ended March 31, 2003 decreased $169,000 compared with 2002.

Depreciation and amortization expense associated with continuing operations for the three month period ended March 31, 2003 increased 10.4% over 2002 following the commencement of depreciation charges on completed capital projects in the latter part of 2002.

Net financial items associated with continuing operations resulted in charges to income of $594,000 compared to $51,000 for the first quarter of 2002 due to $261,000 foreign exchange translation losses related to the strengthening of the Canadian dollar during the quarter and the write-off of $160,000 of bank financing costs resulting from the early repayment of a secured bank term loan.

Minority interest for the first quarter of 2003 had a positive contribution to net income of $281,000 compared $50,000 in the first quarter of 2002 due to higher losses at DPI.

Discontinued operations contributed $4,204,000 of income in the first quarter of 2003 compared to a loss of $195,000 in 2002 due to the after-tax gain of the $6.5 million received on the sale of product rights. The tax provision associated with this transaction reduced the Company's deferred tax assets. No cash taxes will be payable as a result of this transaction.

For the three month period ended March 31, 2003 the Company recorded an income tax expense, expressed as a percentage of pre-tax earnings of 21.6% as compared to an expense of 24.4% in the first quarter of 2002.

The weighted average number of common shares outstanding in the first quarter of 2003 was relatively unchanged at 37,098,690 from the fourth quarter of 2002.

Radiopharmaceuticals

	For the Three Month Period Ended March 31,
	2003	2002	$ Change
	(in thousands of U.S. dollars) (U.S. GAAP)
Revenues
Product sales	$2,745	$2,992	$(247)
Royalty and licensing	1,521 (1)	84	1,437

	4,266	3,076	1,190
EBITDA (pre-R&D)	2,201	1,350	851
% of Revenues	51.6%	43.9%
R & D	(294)	(463)	169

EBITDA	1,907	887	1,020
Depreciation and amortization	(189)	(168)	(21)

Income from operations	$1,718	$719	$999

(1)
Includes $1,436 of deferred revenue related to the termination of agreements for BrachySeed®.

Radiopharmaceuticals and radiotherapy devices are the focus of the Company's radiopharmaceutical subsidiary, DRAXIMAGE, which discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear medicine imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including radioiodine, and BrachySeed®, second generation brachytherapy implants. DRAXIMAGE has a number of products in late-stage development including: Fibrimage®, currently in Phase III, for imaging deep vein thrombosis, Amiscan™, currently in Phase II, for the early diagnosis of acute myocardial infarct, and INFECTON™ currently in Phase I clinical development for imaging infection. DRAXIMAGE is also developing a somatostatin-based peptide which has potential for cancer imaging and therapy.

Highlights in this segment for the first quarter ended March 31, 2003 included:

  •
  Financial results:

  •
  Revenues of $4.3 million for the quarter representing an increase of $1.2 million over the first quarter of 2002.

  •
  EBITDARD of $2.2 million representing an increase of $0.9 million over 2002.

  •
  Inclusion in revenues and EBITDARD of $1.4 million of previously deferred revenue related to the termination of agreements with the Company's former BrachySeed® licensee in the U.S.

  •
  Realignment of the U.S. sales and marketing strategy for BrachySeed® following the termination of license and supply agreements with the Company's former U.S. licensee, including the establishment of a direct marketing and selling presence in the U.S. to ensure no disruption in the supply of I-125 implants.

  •
  U.S. regulatory approval in January 2003 of a new radiotherapeutic kit product for the treatment of thyroid cancer and hyperthyroidism followed by commencement of shipments of the product in March 2003.

  •
  Commencement of a Phase I trial for INFECTON™, the Company's technetium-99m-based radiopharmaceutical for imaging infection. The Phase I trial was completed in February 2003 and a Phase II study is expected to commence later in 2003.

  •
  Subsequent to March 31, 2003 the Company expanded its agreements with Isogenic Sciences Limited, for global rights to proprietary technology related to brachytherapy implants for nominal up-front consideration.

  •
  Subsequent to March 31, 2003 the establishment of a marketing and distribution agreement with Netherlands-based IDB Benelux bv covering DRAXIMAGE products for the Benelux countries in northern Europe.

Comparison of Three Month Period Ended March 31, 2003 and 2002

Revenues for the radiopharmaceutical segment for the three month period ended March 31, 2003 increased $1,190,000 over 2002 largely driven by the recognition of $1,436,000 of deferred revenue related to the termination of the agreements with the BrachySeed® licensee in the U.S.

Product sales for the first quarter of 2003 decreased slightly compared to 2002 since results for the first quarter of 2002 included the fulfillment of order backlogs related to U.S. shipments of the Company's line of lyophilized diagnostic imaging products, partially offset by higher BrachySeed® I-125 and radioactive product sales in the first quarter of 2003.

Seed shipments of BrachySeed® I-125 to the U.S. and Canada in the first quarter of 2003 decreased 30.3% compared with the immediately preceding fourth quarter of 2002 following the termination of agreements with the Company's former U.S. licensee and the start-up of direct sales in the U.S.

The substantial increase in EBITDARD margin in the current quarter compared to 2002 is largely due to the recognition in income of deferred revenue resulting from the termination of the agreements with the BrachySeed® licensee in the U.S.

Research and development expenditures for this segment decreased to $294,000 in the first quarter of 2003 as compared to $463,000 in the same period in 2002.

Depreciation and amortization expense for this segment increased slightly compared to 2002 due to capital projects completed in 2002.

Manufacturing

	For the Three Month Period Ended March 31,
	2003	2002	$ Change
	(in thousands of U.S. dollars) (U.S. GAAP)
Revenues
Product sales	$4,407	$5,075	$(668)

EBITDA	(683)	134	(817)
% of Revenues	-15.5%	2.6%
Depreciation and amortization	(313)	(276)	(37)

Loss from operations	$(996)	$(142)	$(854)

Manufacturing comprises the Company's manufacturing subsidiary, DPI, and product sales of Anipryl® produced for Pfizer Inc. DPI is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DPI manufactures pharmaceutical products for DRAXIMAGE, as well as for over 15 other pharmaceutical clients for many international jurisdictions.

Highlights in this segment for the first quarter ended March 31, 2003 included:

  •
  Financial results:

  •
  Revenues of $4.4 million for the quarter representing a decrease of $0.7 million over the first quarter of 2002.

  •
  EBITDA loss of $0.7 million as compared to $0.1 million of income in 2002.

  •
  U.K. regulatory approval to manufacture multiple sterile and non-sterile products at DPI, including products being transferred to DPI under the outsourcing contract between DPI and GlaxoSmithKline.

  •
  FDA approval of DPI as an additional manufacturing site for Hectorol Injection for Bone Care International, Inc., and the commencement of commercial shipments in March.

  •
  Finalization of the installation plan for the second lyophilizer which will commence in the third quarter of 2003 and is expected to become operational approximately one year after installation.

  •
  Filing with the FDA for a manufacturing site transfer of Anipryl® to DPI.

  •
  Preparation for negotiation of a new collective agreement which is now expected to commence in the second quarter of 2003. The previous agreement expired in April 2003.

  •
  Subsequent to March 31, 2003 the Company announced the appointment of Mr. John E. M. Durham as President of DPI, effective June 2, 2003. Mr. Durham has more than 20 years of progressive experience in pharmaceutical production including recent senior managerial experience in international pharmaceutical contract manufacturing.

Comparison of Three Month Period Ended March 31, 2003 and 2002

Total revenues for the manufacturing segment in the first quarter of 2003 of $4,407,000 were lower than the $5,075,000 established in the same period in 2002 primarily due to the timing of demand for product by customers and the focus in the first quarter on introducing new products into production for ramp up in subsequent quarters.

EBITDA for this segment decreased $817,000 in the first quarter of 2003 compared with 2002. 2003 results were negatively impacted by the decrease in product sales, unfavourable product mix, and the ramp up of production labour required to support demand for products in the second and future quarters of the year, partially offset by the benefits of cost containment initiatives implemented in 2002.

First quarter 2003 results were negatively affected by production disruptions early in the quarter in sterile operations due to equipment and related problems.

Depreciation and amortization expense of $313,000 for this segment in the current quarter increased 13.4% over the same period in 2002, following the commencement of depreciation on completed capital projects in late 2002.

Corporate and Other

	For the Three Month Period Ended March 31,
	2003	2002	$ Change
	(in thousands of U.S. dollars) (U.S. GAAP)
Revenues
Product sales(1)	$(197)	$33	$(230)
Royalty and licensing	1,602	2,018	(416)

	1,405	2,051	(646)
EBITDA	782	930	(148)
% of Revenues	55.7%	45.3%
Depreciation and amortization	(240)	(228)	(12)

Income from operations	$542	$702	$(160)

(1)
Net of inter-segment sales.

Corporate and Other comprises deferred revenues, royalties and expenses associated with the Company's business agreements with Pfizer Inc. with respect to Anipryl®; royalties and expenses from GlaxoSmithKline Consumer Healthcare with respect to the SpectroPharm line of products; revenues and directly attributable expenses associated with Alertec®; non-allocated corporate expenses and inter-segment eliminations.

The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of Three Month Period Ended March 31, 2003 and 2002

Royalty and licensing revenue in this segment for the first quarter of 2003 of $1,602,000 represented a decrease of 20.6% as compared to the same period in 2002. The decrease was attributable to the previously announced elimination of minimum royalty income related to Anipryl® effective January 1, 2003.

EBITDA, over the same period in 2002 for this segment for the three month period ended March 31, 2003 decreased 15.9% due to elimination of the minimum royalty income.

Depreciation and amortization expense in this segment in 2003 was largely unchanged as compared to 2002.

Corporate Matters

DRAXIS Pharmaceutica

In January 2002, the Company announced that it had entered into a binding letter of intent (subject to satisfaction of various conditions) to sell DRAXIS Pharmaceutica to Elan. On June 4, 2002, the Company announced that it had modified the terms of the proposed sales, primarily by the exclusion of the product rights to Alertec®.

DRAXIS received several non-binding offers related to the possible acquisition of DRAXIS Pharmaceutica following the August 2002 announcement that Elan had decided not to proceed with its planned acquisition of this division.

On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan to return the Canadian rights for several of Elan's neurology products in exchange for a cash payment of $6.5 million.

The Company is currently engaged in advanced negotiations regarding a possible transaction which would complete the divestiture of DRAXIS Pharmaceutica. As options regarding potential divestiture are explored, the Company will continue to manage and operate this division to enhance shareholder value consistent with the Company's strategic focus on its core radiopharmaceutical and specialty pharmaceutical contract manufacturing businesses.

The residual assets and business of DRAXIS Pharmaceutica, which are subject to the possible transaction are accounted for as discontinued operations, had revenues in 2002 of $6.8 million. The possible transaction is expected to involve a cash payment on closing, contingent future payments, the assumption of debt and royalties on future net sales.

Legal Actions

Since 2000, the Company and DAHI have been involved in U.S. and Canadian legal proceedings with the University of Toronto and the University of Toronto Innovations Foundation. One dispute relates to the terms of a 1992 license agreement under which Innovations Foundation is claiming entitlement to a portion of the consideration earned by DAHI with respect to Anipryl®. The second dispute relates to a 1988 contract research agreement under which the University of Toronto is claiming a declaration of ownership and an order for assignment of patents and damages related to certain Anipryl®-related intellectual property. While both claims are at a very preliminary stage and the matters at issue are factually and legally complex, the Company believes that it has good defences to the claims made by the University of Toronto and the University of Toronto Innovations Foundation and considers the claims to be without merit and is vigorously defending itself.

Share Buyback Program

On April 16, 2003 DRAXIS received approval from the Toronto Stock Exchange for a share buy-back program (Normal Course Issuer Bid) to repurchase for cancellation up to 1,854,934 common shares, the maximum allowable number, representing 5% of the issued and outstanding common shares at that time. DRAXIS qualified to begin making purchases of its shares through the facilities of the Toronto Stock Exchange beginning on April 21, 2003. The bid will end no later than April 20, 2004 or earlier if the Company purchases the maximum allowable number of shares. To May 16, 2003, 50,300 shares had been acquired under this program at a weighted average cost of $1.30 per share.

Liquidity and Capital Resources

	Mar 31, 2003	Dec 31, 2002
	(in thousands of U.S. dollars) (U.S. GAAP)
Cash and cash equivalents	$5,907	$4,899
Non-financial working capital (net)(1)	$7,359	$6,284
Total debt	$11,550	$13,610

(1)
Excluding cash and cash equivalents, bank loan, current portions of deferred revenues and long-term debt and customer deposits.

Cash and cash equivalents at March 31, 2003 totalled $5,907,000 as compared with $4,899,000 as at December 31, 2002.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities. As at March 31, 2003 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way. There are certain standard financial liquidity ratio requirements pursuant to DPI's term loan as well as terms of the DPI shareholders' agreement that could restrict the free flow of funds from one subsidiary of the Company to another.

Cash flows used in continuing operations, before changes in working capital, in the first quarter of 2003, were $1,505,000 as compared to a cash inflow of $342,000 in 2002.

Cash flows from discontinued operations in the first quarter of 2003 were $6,616,000 as compared to a cash usage of $54,000 in 2002. The increase in 2003 was largely due to the $6,500,000 received from the sale of product rights.

The Company had $16,441,000 and $18,994,000 of deferred revenues as at March 31, 2003 and December 31, 2002, respectively. The decline in 2003 was attributable to amortization during the quarter and the recognition related to the termination of the agreement with the brachytherapy licensee in the U.S.

Deferred revenue amortization, which represents a source of non-cash earnings for the Company, increased to $2,741,000 in the first quarter of 2003 as compared to $1,556,000 in 2002. The increase in 2003 was due to the termination of the agreement with the brachytherapy licensee in the U.S.

Non-financial working capital increased to $7,359,000 as at March 31, 2003 from $6,284,000 as at December 31, 2002 due to higher inventory and reduction in accounts payable.

Capital expenditures of $342,000 in the first quarter of 2003 decreased from $1,286,000 in 2002. Virtually all capital expenditures in the first quarter of 2003 are attributable to expenditures under DPI's previously announced capital plan.

The Company did not make any acquisitions in the first quarter of 2003 or during 2002.

In March 2002, co-incident with the announcement of DPI's new capital plan, the Company entered into a number of financing arrangements which will provide for up to $7,400,000 in debt and equity from DPI's existing shareholders and up to $3,000,000 in debt financing from Investissement Québec.

Total debt at March 31, 2003 decreased to $11,550,000 from $13,610,000 at December 31, 2002 due to the early repayment of a secured bank term loan during the quarter.

As at March 31, 2003, the Company's debt was comprised as follows:

  •
  CDN$1,500,000 secured revolving credit facility of which $nil was drawn at March 31, 2003 (DRAXIS Health Inc.);

  •
  CDN$3,500,000 secured revolving credit facility of which $534,000 was drawn at March 31, 2003 (DPI);

  •
  $5,537,000 secured bank term loan (DPI);

  •
  $1,158,000 secured subordinated term loan from Investissement Québec (DPI);

  •
  $2,147,000 unsecured subordinated term loan from SGF (DPI); and

  •
  $2,175,000 unsecured subordinated obligation related to the in-licensing of Permax® (DRAXIS Health Inc.).

The Company was in compliance with all lending covenants as at March 31, 2003.

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options and employee participation shares generated $nil and $524,000 in the first quarter of 2003 and 2002, respectively.

In the first quarter of 2003, the Company received proceeds of $365,000 from the issuance of treasury shares by DPI as compared to $267,000 received in the first quarter of 2002.

Canadian GAAP

The differences between U.S. and Canadian GAAP which affect net income for the quarter ended March 31, 2003 and 2002 are summarized in the following table:

	For the Three Month Period Ended March 31,
	2003	2002
	(in thousands of U.S. dollars)
Net income as reported under U.S. GAAP	$5,010	$783

Continuing operations
Amortization expense, net of tax	(592)	(629)
Other	—	83

	(592)	(546)

Discontinued operations
Amortization expense, net of tax	(164)	(155)
Recovery for future losses, net of tax	488	—
Net gain on disposal of product rights—net of tax	(3,250)	—

	(2,926)	(155)

Net income under Canadian GAAP	$1,492	$81

Continuing Operations

Amortization expense associated with continuing operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of DAHI which was treated as acquired research and development and the portion of the 1997 acquisition cost of the Company's radiopharmaceutical business assigned to acquired research and development.

Discontinued Operations

Amortization expense associated with discontinued operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the acquisition cost of acquired research and development in 1999 and technical assistance costs.

Under Canadian GAAP, the Company has made a provision at the measurement date for future losses from discontinued operations in the second quarter of 2002. No net losses were expected under U.S. GAAP. Accordingly, under Canadian GAAP, operating losses from discontinued operations between the measurement date and the disposal date are charged against the provision.

Under Canadian GAAP, net gain on disposal of product rights is lower than U.S. GAAP as the costs of licenses for products for which market regulatory approval has not been received are deferred and amortized on a straight-line basis over the relevant period of the related agreement. Whereas under U.S. GAAP, the costs of these licenses are expensed as acquired in-process research and development.

Outlook

The Company's primary operational focus for 2003 continues to be: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying new business opportunities that are consistent with the Company's capabilities and that contribute to the long-term value of the Company.

The Company's longer term objective for its radiopharmaceutical business is to leverage its existing business base and record of regulatory approvals to become a significant North American and international competitor in this highly specialized market through a combination of increasing sales of existing products, the identification and commercialization of additional product opportunities, development of its new product pipeline and possible acquisitions, consistent with its well defined business focus.

DRAXIMAGE, coming off of a strong 2002 with 46% revenue growth, is expected to continue to grow in 2003 through increasing sales of existing products in the U.S., introduction of new products into the U.S., including its recently approved Sodium Iodide I-131 kit, as well as expansion into non-North American jurisdictions.

Sales of BrachySeed® implants are not expected to increase in 2003 at the same rate experienced in 2002. As expected, product sales declined in the first quarter of 2003, following the termination of agreements with the Company's former U.S. BrachySeed® licensee, while alternative direct marketing, sales and distribution strategies for BrachySeed® have been implemented. Management expects that continued emphasis on quality, customer service and pricing will be the key factors for the future success of BrachySeed®.

The outlook for EBITDARD margins in the radiopharmaceutical segment in 2003 is positive as a result of increased new product sales and the reduction of inventory losses related to BrachySeed® Pd-103.

In 2003 and beyond the Company expects to increase its investment in the development of its radiopharmaceutical product pipeline.

The Company believes that long-term growth potential for DRAXIMAGE should be divided between the potential for its five innovative radiopharmaceutical products currently under development and opportunities excluding these products. Although each of DRAXIMAGE's five innovative products under development address substantial unmet market needs and thus has considerable potential, given the inherent uncertainties associated with new drug development, it is difficult to predict if, or when, any of these products will achieve commercialization.

Excluding the potential impact of the five innovative radiopharmaceutical products currently under development, the Company's target is to achieve radiopharmaceutical revenues within the next five years of $30 million to $35 million (representing more than three times its 2002 base) together with improving profitability margins.

The Company's longer term objective for its manufacturing business is to leverage its existing capabilities and its excellence in regulatory compliance to increase third party contract manufacturing revenues while managing costs to achieve improving levels of profitability associated with increased capacity utilization. Capacity utilization at DPI varies by production flow but on average during 2002 was approximately 25% to 35% based on current capabilities.

DPI's near term focus is on the successful execution of the several new business opportunities it has secured or is currently negotiating, including the GlaxoSmithKline and Bone Care contracts, revenues from which are expected to ramp-up gradually through 2003 and into 2004.

In 2003 DPI will also be focused on the successful execution of its three year, $12 million capital plan including the installation of the second lyophilizer, which will triple DPI's current capacity in this highly specialized area.

The Company's target is to achieve manufacturing revenues within the next five years from its Montreal facility of $40 million to $50 million (representing more than two times its 2002 base) together with improving profitability margins.

In general, the timing of regulatory approvals will be the major factor determining the rate of revenue and earnings growth for both the Company's radiopharmaceutical and manufacturing businesses.

In 2003, the Company's Corporate and Other segment is expected to experience a decline in revenues and earnings following the completion of revenue recognition in 2002 associated with a non-recurring Anipryl® payment received in 2001.

As divestiture options are explored for the remaining assets and business of DRAXIS Pharmaceutica, the Company will continue to manage and operate this division to enhance shareholder value consistent with the Company's strategic focus on its core radiopharmaceutical and specialty contract manufacturing businesses. Completion of the transaction currently under negotiation would result in a substantial gain which would be recorded in discontinued operations and could result in a further enhancement of the Company's liquidity through increased cash and debt reduction.

Management expects operating cash flow, before changes in non-financial working capital, to be positive in 2003.

Capital expenditures in 2003 are expected to increase over 2002 levels due to the execution of DPI's capital plan.

With the Company's current cash balances, reduced operating cash requirements and established financing arrangements, management expects to have sufficient liquidity available to fund the Company's cash requirements in 2003. Any investments or acquisitions of businesses, products or technologies may require additional funding.

Accounting Matters

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2002 audited consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Recognition of Licensing Revenue—License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements. In general, such fees are deferred and recognized on a straight-line basis over the lesser of the contract period and the estimated term over which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

Deferred Tax Assets—Realization of the net deferred tax assets is dependent on the Company's ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income. On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted.

Termination of BrachySeed® Agreements

In January 2003, DRAXIMAGE's agreements with its BrachySeed® licensee in the U.S was effectively terminated with no further transactions taking place under the agreement. A formal agreement was subsequently reached with its licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

Under the terms of the original agreement, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010. As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436,000 was included in income for the three month period ended March 31, 2003 as royalty and licensing revenue.

Discontinued Operations

Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations. Commencing in the second quarter of 2002, discontinued operations no longer include revenues and expenses directly attributable to Alertec®. Information for prior periods has been reclassified to reflect this change.

Recent Accounting Pronouncements

For a summary of recent accounting pronouncements, see Note 28 to the Company's 2002 consolidated financial statements.

Non-GAAP Measures

The terms EBITDARD, EBITDA (pre R&D), EBITDA and net income and earnings per share before non-recurring items used herein do not have standardized meanings prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. DRAXIS uses such terms as measures to assess the operating performance of its on-going businesses and believes that most shareholders and investors prefer such measures, since they are consistent with industry practice for analyzing operating performance. Such measures are used consistently and explicitly defined, and excluded charges are clearly identified. Such measures should not be construed as the equivalent of net cash flows from operating activities.

Forward-Looking Statements

Certain statements contained in this report may constitute forward-looking statements that involve risk and uncertainties, which may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, changing market conditions; clinical trial results; the establishment of new corporate alliances; the impact of competitive products and pricing; the timely development, regulatory approval and market acceptance of the Company's products; and other risks detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

DRAXIS HEALTH INC. Consolidated Statements of Operations In Accordance with U.S. GAAP (in thousands of U.S. dollars except share related data) (unaudited)
	For the Three Month Period Ended March 31,
	2003	2002
REVENUES
Product sales	$6,955	$8,100
Royalty and licensing	3,123	2,102

	10,078	10,202

EXPENSES
Cost of goods sold	5,800	5,884
Selling, general and administration	1,978	1,904
Research and development	294	463
Depreciation and amortization	742	672

	8,814	8,923

Operating income	1,264	1,279
Financial expense, net	(594)	(51)

Income before undernoted	670	1,228
Income taxes	145	300
Minority interest	281	50

Income from continuing operations	806	978
Income (loss) from discontinued operations, net of tax	4,204	(195)

Net income	$5,010	$783

Basic income (loss) per share
from continuing operations	$0.022	$0.026
from discontinued operations	0.113	(0.005)

	$0.135	$0.021

Diluted income (loss) per share
from continuing operations	$0.022	$0.026
from discontinued operations	0.113	(0.005)

	$0.135	$0.021

Weighted-average number of shares outstanding
—basic	37,098,690	36,729,775
—diluted	37,098,690	37,249,490

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC. Consolidated Balance Sheets In Accordance with U.S. GAAP (in thousands of U.S. dollars) (unaudited)
	For the Three Month Period Ended March 31,
	2003	2002
ASSETS
CURRENT
Cash and cash equivalents	$5,907	$4,899
Accounts receivable	6,177	7,934
Inventories	7,252	6,134
Prepaid expenses	507	415
Deferred income taxes, net	972	990

	20,815	20,372
Property, plant and equipment, net	27,777	26,054
Goodwill, net	596	556
Intangible assets, net	7,762	7,724
Other assets	564	627
Deferred income taxes, net	11,656	12,618

	$69,170	$67,951

LIABILITIES
CURRENT
Bank loan	$534	$884
Accounts payable and accrued liabilities	7,549	9,189
Current portion of deferred revenues	5,157	5,142
Current portion of long-term debt	1,678	2,158
Customer deposits	2,124	2,314

	17,042	19,687
Deferred revenues	11,284	13,852
Long-term debt	9,338	10,568
Minority interest	3,967	3,617

	$41,631	$47,724

SHAREHOLDERS' EQUITY
Common stock, without par value of unlimited shares authorized	$60,652	$60,652
Additional paid in capital	15,550	15,550
Employee participation shares; 2,000,000 shares authorized	140	140
Less: loans receivable	(140)	(140)
Deficit	(43,673)	(48,683)
Accumulated other comprehensive loss	(4,990)	(7,292)

	27,539	20,227

	$69,170	$67,951

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC. Consolidated Statements of Shareholders' Equity In Accordance with U.S. GAAP (in thousands of U.S. dollars except share related data) (unaudited)
	For the Three Month Period Ended March 31,
	2003	2002
Common Stock (Number of Shares)
Balance, beginning of period	37,098,690	36,613,434
Exercise of options	—	322,000

Balance, end of period	37,098,690	36,935,434

Common Stock
Balance, beginning of period	$60,652	$59,781
Exercise of options	—	524

Balance, end of period	$60,652	$60,305

Additional Paid In Capital
Balance, beginning of period	$15,550	$15,476
Stock compensation	—	156

Balance, end of period	$15,550	$15,632

Employee Participation Shares
Balance, beginning of period	$140	$166

Balance, end of period	$140	$166

Employee Participation Shares-Loans Receivable
Balance, beginning of period	$(140)	$(166)

Balance, end of period	$(140)	$(166)

Warrants
Balance, beginning of period	$—	$74

Balance, end of period	$—	$74

Deficit
Balance, beginning of period	$(48,683)	$(50,869)
Net income	5,010	783

Balance, end of period	$(43,673)	$(50,086)

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period	$(7,292)	$(7,584)
Other comprehensive income (loss)	2,302	(90)

Balance, end of period	(4,990)	(7,674)

Total shareholders' equity	$27,539	$18,251

Comprehensive Income (Loss)
Foreign currency translation adjustments	$2,302	$(90)

Other comprehensive income (loss)	2,302	(90)
Net income	5,010	783

Total comprehensive income	$7,312	$693

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC. Consolidated Statements of Cash Flows In Accordance with U.S. GAAP (in thousands of U.S. dollars) (unaudited)
	For the Three Month Period Ended March 31,
	2003	2002
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
Net income from continuing operations	$806	$978
Adjustments to reconcile net income from continuing operations to net cash (used in) from operating activities
Amortization of deferred revenues	(2,741)	(1,556)
Depreciation and other amortization	742	672
Stock compensation	—	156
Deferred income taxes	(85)	11
Minority interest	(281)	(50)
Other	54	131
Changes in operating assets and operating liabilities
Accounts receivable	2,263	(1,851)
Inventories	(646)	65
Income taxes	137	(1,298)
Prepaid expenses	(60)	(247)
Accounts payable and accrued liabilities	(2,375)	(964)

	(2,186)	(3,953)

CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(342)	(1,286)
Increase in intangible assets	—	(60)

	(342)	(1,346)

CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
Proceeds from bank loan	—	314
Repayment of bank loan	(402)	—
Proceeds from long-term debt	—	1,872
Repayment of long-term debt	(2,580)	(172)
Proceeds from customer deposits	—	67
Repayment of customer deposits	(347)	—
Exercise of warrants and options	—	524
Issue of common shares by subsidiary to minority interest	365	267

	(2,964)	2,872

Effect of foreign exchange rate changes on cash and cash equivalents	(116)	(79)

Net cash used in continuing operations	(5,608)	(2,506)
Net cash (used in) from discontinued operations	6,616	(54)

Net increase (decrease) in cash and cash equivalents	1,008	(2,560)

Cash and cash equivalents, beginning of period	4,899	5,602

Cash and cash equivalents, end of period	$5,907	$3,042

Additional Information
Interest paid	$198	$78
Income taxes paid	$13	$1,695

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC. Notes to the Consolidated Financial Statements In Accordance with U.S. GAAP (in thousands of U.S. dollars except share related data) (unaudited)

1.     Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar. For the current and prior periods, the financial statements of the Company's operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheets as accumulated other comprehensive loss.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2002, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of March 31, 2003 and the results of operations and cash flows for the quarter ended March 31, 2003 and 2002.

2.     Accounting Change

Effective January 1, 2002, the Company adopted the new recommendations of the Statement of Financial Accounting Standards ("SFAS") with respect to Statement No. 142, "Goodwill and Other Intangible Assets". Under the new accounting standard, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment upon adoption of the new standard and at least annually thereafter. The Company has assessed its goodwill by applying the prescribed method of comparing the fair value of its reporting unit to its carrying value and determined that there has been no goodwill impairment. The Company does not have any intangible assets with indefinite lives.

3.     Discontinued Operations

In January 2002, the Company announced that it had entered into a binding letter of intent (subject to satisfaction of various conditions) to sell DRAXIS Pharmaceutica to Elan. On June 4, 2002, the Company announced that it had modified the terms of the proposed sales, primarily by the exclusion of the product rights to Alertec®.

DRAXIS received several non-binding offers related to the possible acquisition of DRAXIS Pharmaceutica following the August 2002 announcement that Elan had decided not to proceed with its planned acquisition of this division.

On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan to return the Canadian rights for several of Elan's neurology products in exchange for a cash payment of $6.5 million and realized an after tax gain of $4,286 on this transaction.

The Company is currently engaged in advanced negotiations regarding a possible transaction which would complete the divestiture of DRAXIS Pharmaceutica. As options regarding potential divestiture are explored, the Company will continue to manage and operate this division to enhance shareholder value consistent with the

Company's strategic focus on its core radiopharmaceutical and specialty pharmaceutical contract manufacturing businesses.

Pursuant to APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"), the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the quarter ended March 31, 2003 and all comparative periods presented have been restated. In the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec® and continue to market and sell Alertec® in Canada itself. Accordingly, discontinued operations no longer include revenues and expenses directly attributable to Alertec® and information for prior periods has been reclassified to reflect this change.

Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

	For the Three Month Period Ended March 31,
	2003	2002
Revenues	$1,584	$1,365

Operating loss from discontinued operations — net of tax	(82)	(195)
Net gain on disposal of product rights — net of tax	4,286	—

Net income (loss) from discontinued operations — net of tax	$4,204	$(195)

4.     Deferred Revenue

In January 2003, DRAXIMAGE's agreements with its BrachySeed® licensee in the U.S was effectively terminated with no further transactions taking place on under the agreement. A formal agreement was subsequently reached with its licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

Under the terms of the original agreement, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010. As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436 was included in income for the three month period ended March 31, 2003 as royalty and licensing revenue.

5.     Shareholders' Equity

  (a)
  Stock Option Plan

The following is a summary of common shares issuable pursuant to outstanding stock options:

	For the Three Month Period Ended March 31,
	2003	2002
Balance, beginning of period	3,314,109	3,358,444
Increase (decrease) resulting from:
Granted	280,000	335,000
Exercised	—	(322,000)
Cancelled	(5,000)	—
Expired	(80,000)	—

Balance, end of period	3,509,109	3,371,444

  (b)
  Stock-based Compensation Costs

The following outlines the impact and assumptions used if the compensation cost for the Company's stock options was determined under the fair value based method of accounting.

	For the Three Month Period Ended March 31,
	2003	2002
Net income, as reported	$5,010	$783
Pro forma impact	(196)	(164)

Pro forma net income	$4,814	$619

Basic net income per share, as reported	$0.135	$0.021
Pro forma impact per share	(0.005)	(0.004)

Pro forma net income per share (Basic)	$0.130	$0.017
Pro forma net income per share (Diluted)	$0.130	$0.017

Dividend yield	0.0%	0.0%
Expected volatility	60%-62%	63%-64%
Risk-free interest rate	4.0%-4.1%	4.5%-4.7%
Expected option life	5yrs	5yrs

6.     Segmented Information

Industry Segmentation

For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.

	For the Three Month Period Ended March 31,
	2003	2002
PRODUCT SALES REVENUES
Radiopharmaceuticals	$2,745	$2,992
Manufacturing	4,407	5,075
Corporate and Other	(197)	33

	$6,955	$8,100

ROYALTY AND LICENSING REVENUES
Radiopharmaceuticals	$1,521	$84
Manufacturing	—	—
Corporate and Other	1,602	2,018

	$3,123	$2,102

TOTAL REVENUES
Radiopharmaceuticals	$4,266	$3,076
Manufacturing	4,407	5,075
Corporate and Other	1,405	2,051

	$10,078	$10,202

SEGMENT INCOME (LOSS)(1)
Radiopharmaceuticals	$1,907	$887
Manufacturing	(683)	134
Corporate and Other	782	930

	$2,006	$1,951

DEPRECIATION AND AMORTIZATION
Radiopharmaceuticals	$189	$168
Manufacturing	313	276
Corporate and Other	240	228

	$742	$672

OPERATING INCOME (LOSS)(2)
Radiopharmaceuticals	$1,718	$719
Manufacturing	(996)	(142)
Corporate and Other	542	702

	$1,264	$1,279

	March 31, 2003	December 31, 2002
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$10,618	$10,823
Manufacturing	32,536	30,701
Corporate and Other	26,016	26,427

	$69,170	$67,951

(1)
Segment income (loss) from continuing operations before depreciation and amortization, interest, income taxes and minority interest.

(2)
Segment income (loss) from continuing operations before interest, income taxes and minority interest.

Geographic Segmentation

	For the Three Month Period Ended March 31,
	2003	2002
REVENUES(1)
Canada	$4,780	$5,964
United States	5,234	4,182
Other	64	56

	$10,078	$10,202

	March 31, 2003	December 31, 2002
LONG-LIVED ASSETS(2)
Canada	$36,135	$34,334
United States	—	—

	$36,135	$34,334

(1)
Revenues are attributable to countries based upon the location of the customer.

(2)
Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

7.     Comparative Information

The Company has reclassified certain prior period's information to conform with the current presentation format.

DRAXIS HEALTH INC. Consolidated Statements of Operations In Accordance with Canadian GAAP (in thousands of U.S. dollars except share related data) (unaudited)
	For the Three Month Period Ended March 31,
	2003	2002
REVENUES
Product sales	$6,955	$8,100
Royalty and licensing	3,123	2,102

	10,078	10,202

EXPENSES
Cost of goods sold	5,800	5,884
Selling, general and administration	1,978	1,904
Research and development	294	403
Investment tax credits on research and development	(65)	(104)
Amortization	1,357	1,282

	9,364	9,369

Operating income	714	833
Financial expense, net	(594)	(51)

Income before undernoted	120	782
Income taxes	180	394
Minority interest	281	50

Income from continuing operations	221	438
Income (loss) from discontinued operations, net of tax	1,271	(357)

Net income	$1,492	$81

Basic income (loss) per share
from continuing operations	$0.006	$0.012
from discontinued operations	0.034	(0.010)

	$0.040	$0.002

Diluted income (loss) per share
from continuing operations	$0.006	$0.012
from discontinued operations	0.034	(0.010)

	$0.040	$0.002

Weighted-average number of shares outstanding
— basic	37,098,690	36,729,775
— diluted	37,098,690	37,249,490

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC. Consolidated Balance Sheets In Accordance with Canadian GAAP (in thousands of U.S. dollars) (unaudited)
	March 31, 2003	December 31, 2002
ASSETS
CURRENT
Cash and cash equivalents	$5,907	$4,899
Accounts receivable	6,177	7,934
Inventories	7,252	6,134
Prepaid expenses	507	415
Future income taxes, net	972	990

	20,815	20,372
Property, plant and equipment, net	27,777	26,054
Goodwill, net	596	556
Intangible assets, net	18,052	23,052
Other assets	564	627
Future income taxes, net	10,626	10,241

	$78,430	$80,902

LIABILITIES
CURRENT
Bank loan	$534	$884
Accounts payable and accrued liabilities	8,126	10,254
Current portion of deferred revenues	5,157	5,142
Current portion of long-term debt	1,678	2,158
Customer deposits	2,124	2,314

	17,619	20,752
Deferred revenues	11,284	13,852
Long-term debt	9,338	10,268
Minority interest	3,967	3,917

	$42,208	$48,789

SHAREHOLDERS' EQUITY
Common stock, without par value of unlimited shares authorized	$51,046	$51,046
Contributed surplus	6,548	6,548
Employee participation shares; 2,000,000 shares authorized	131	131
Less: loans receivable	(131)	(131)
Deficit	(22,729)	(24,221)
Cumulative translation adjustment	1,357	(1,260)

	36,222	32,113

	$78,430	$80,902

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC. Consolidated Statements of Shareholders' Equity In Accordance with Canadian GAAP (in thousands of U.S. dollar) (unaudited)
	For the Three Month Period Ended March 31,
	2003	2002
Common Stock (Number of Shares)
Balance, beginning of period	37,098,690	36,613,434
Exercise of options	—	322,000

Balance, end of period	37,098,690	36,935,434

Common Stock
Balance, beginning of period	$51,046	$50,175
Exercise of options	—	524

Balance, end of period	$51,046	$50,699

Contributed Surplus
Balance, beginning of period	$6,548	$6,476
Stock compensation	—	156

Balance, end of period	$6,548	$6,632

Employee Participation Shares
Balance, beginning of period	$131	$157

Balance, end of period	$131	$157

Employee Participation Shares-Loans Receivable
Balance, beginning of period	$(131)	$(157)

Balance, end of period	$(131)	$(157)

Warrants
Balance, beginning of period	$—	$72

Balance, end of period	$—	$72

Deficit
Balance, beginning of period	$(24,221)	$(22,396)
Net income	1,492	81

Balance, end of period	$(22,729)	$(22,315)

Cumulative Translation Adjustment
Balance, beginning of period	$(1,260)	$(1,610)
Foreign currency translation adjustments	2,617	(104)

Balance, end of period	1,357	(1,714)

Total shareholders' equity	$36,222	$33,374

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC. Consolidated Statements of Cash Flows In Accordance with Canadian GAAP (in thousands of U.S. dollars) (unaudited)
	For the Three Month Period Ended March 31,
	2003	2002
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
Net income from continuing operations	$221	$438
Adjustments to reconcile net income from continuing operations to net cash (used in) from operating activities
Amortization of deferred revenues	(2,741)	(1,556)
Amortization	1,357	1,282
Stock compensation	—	156
Future income taxes	(50)	—
Minority interest	(281)	(50)
Other	54	71
Changes in operating assets and operating liabilities
Accounts receivable	2,263	(1,851)
Inventories	(646)	65
Income taxes	137	(1,298)
Prepaid expenses	(60)	(247)
Accounts payable and accrued liabilities	(2,375)	(964)

	(2,121)	(3,954)

CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(342)	(1,286)
Increase in intangible assets	—	(60)

	(342)	(1,346)

CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
Proceeds from bank loan	—	314
Repayment of bank loan	(402)	—
Proceeds from long-term debt	—	1,872
Repayment of long-term debt	(2,580)	(172)
Proceeds from customer deposits	—	67
Repayment of customer deposits	(347)	—
Exercise of warrants and options	—	524
Issue of common shares by subsidiary to minority interest	365	267

	(2,964)	2,872

Effect of foreign exchange rate changes on cash and cash equivalents	(181)	(78)

Net cash used in continuing operations	(5,608)	(2,506)
Net cash (used in) from discontinued operations	6,616	(54)

Net increase (decrease) in cash and cash equivalents	1,008	(2,560)

Cash and cash equivalents, beginning of period	4,899	5,602

Cash and cash equivalents, end of period	$5,907	$3,042

Additional Information
Interest paid	$198	$78
Income taxes paid	$13	$1,695

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC. Notes to the Consolidated Financial Statements In Accordance with Canadian GAAP (in thousands of U.S. dollars except share related data) (unaudited)

1.     Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar. The financial statements of the Company's operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheets as cumulative translation adjustment. For periods prior to January 1, 2001, consolidated results previously reported in Canadian dollars have been translated into U.S. dollars using the translation of convenience method whereby all Canadian dollar amounts were converted into U.S. dollars at the closing exchange rate at December 31, 2000.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2002, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of March 31, 2003 and the results of operations and cash flows for the quarter ended March 31, 2003 and 2002.

2.     Accounting Changes

  (a)
  Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to Section 3062, "Goodwill and Other Intangible Assets". Under the new accounting standard, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment upon adoption of the new standard and at least annually thereafter. The Company has assessed its goodwill by applying the prescribed method of comparing the fair value of its reporting unit to its carrying value and determined that there has been no goodwill impairment. The Company does not have any intangible assets with indefinite lives.

  (b)
  Foreign Currency Translation

Effective January 1, 2002, the Company adopted the revised recommendations of CICA Handbook Section 1650, Foreign Currency Translation. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with no impact on prior periods.

  (c)
  Stock-based Compensation Costs

Effective January 1, 2002, the Company adopted the new recommendations of the CICA with respect to Section 3870 "Stock-based compensation and other stock-based payments". Under this new standard, which can only be applied prospectively to awards granted after adoption, a fair value must be determined for options at the date of grant and such fair value be recognized in the financial statements. In respect of share options awarded to employees, it is permissible to use either the fair value based method or the intrinsic value based method, however, if the intrinsic based method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied. The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share options plans.

3.     Discontinued Operations

In January 2002, the Company announced that it had entered into a binding letter of intent (subject to satisfaction of various conditions) to sell DRAXIS Pharmaceutica to Elan. On June 4, 2002, the Company announced that it had modified the terms of the proposed sales, primarily by the exclusion of the product rights to Alertec®.

DRAXIS received several non-binding offers related to the possible acquisition of DRAXIS Pharmaceutica following the August 2002 announcement that Elan had decided not to proceed with its planned acquisition of this division.

On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan to return the Canadian rights for several of Elan's neurology products in exchange for a cash payment of $6.5 million and realized an after tax gain of $1,035 on this transaction.

The Company is currently engaged in advanced negotiations regarding a possible transaction which would complete the divestiture of DRAXIS Pharmaceutica. As options regarding potential divestiture are explored, the Company will continue to manage and operate this division to enhance shareholder value consistent with the Company's strategic focus on its core radiopharmaceutical and specialty pharmaceutical contract manufacturing businesses.

Pursuant to the CICA recommendation, Section 3475: "Discontinued Operations", the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the quarter ended March 31, 2003 and all comparative periods presented have been restated. In the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec® and continue to market and sell Alertec® in Canada itself. Accordingly, discontinued operations no longer include revenues and expenses directly attributable to Alertec® and information for prior periods has been reclassified to reflect this change.

Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

	For the Three Month Period Ended March 31,
	2003	2002
Revenues	$1,584	$1,365

Operating loss from discontinued operations — net of tax	$(252)	$(357)
Net gain on disposal of product rights — net of tax	1,035	—
Recovery for future losses — net of tax	488	—

Net income (loss) from discontinued operations — net of tax	$1,271	$(357)

4.     Deferred Revenue

In January 2003, DRAXIMAGE's agreements with its BrachySeed® licensee in the U.S was effectively terminated with no further transactions taking place on under the agreement. A formal agreement was subsequently reached with its licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

Under the terms of the original agreement, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010. As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436 was included in income for the three month period ended March 31, 2003 as royalty and licensing revenue.

5.     Shareholders' Equity

  (a)
  Stock Option Plan

The following is a summary of the maximum number of common shares issuable pursuant to outstanding stock options:

	For the Three Month Period Ended March 31,
	2003	2002
Balance, beginning of period	3,314,109	3,358,444
Increase (decrease) resulting from:
Granted	280,000	335,000
Exercised	—	(322,000)
Cancelled	(5,000)	—
Expired	(80,000)	—

Balance, end of period	3,509,109	3,371,444

  (b)
  Stock-based Compensation Costs

The following outlines the impact and assumptions used if the compensation cost for the Company's stock options was determined under the fair value based method of accounting.

	For the Three Month Period Ended March 31,
	2003	2002
Net income, as reported	$1,492	$81
Pro forma impact	(106)	(41)

Pro forma net income	$1,386	$40

Basic net income per share, as reported	$0.040	$0.002
Pro forma impact per share	(0.003)	(0.001)

Pro forma net income per share (Basic)	$0.037	$0.001
Pro forma net income per share (Diluted)	$0.037	$0.001

Assumptions used in Black Scholes option pricing model
Dividend yield	0.0%	0.0%
Expected volatility	60%-62%	63%-64%
Risk-free interest rate	4.0%-4.1%	4.5%-4.7%
Expected option life	5 yrs	5 yrs

6.     Segmented Information

Industry Segmentation

For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.

	For the Three Month Period Ended March 31,
	2003	2002
PRODUCT SALES REVENUES
Radiopharmaceuticals	$2,745	$2,992
Manufacturing	4,407	5,075
Corporate and Other	(197)	33

	$6,955	$8,100

ROYALTY AND LICENSING REVENUES
Radiopharmaceuticals	$1,521	$84
Manufacturing	—	—
Corporate and Other	1,602	2,018

	$3,123	$2,102

TOTAL REVENUES
Radiopharmaceuticals	$4,266	$3,076
Manufacturing	4,407	5,075
Corporate and Other	1,405	2,051

	$10,078	$10,202

SEGMENT INCOME (LOSS)(1)
Radiopharmaceuticals	$1,972	$1,051
Manufacturing	(683)	134
Corporate and Other	782	930

	$2,071	$2,115

AMORTIZATION
Radiopharmaceuticals	$296	$269
Manufacturing	313	276
Corporate and Other	748	737

	$1,357	$1,282

OPERATING INCOME (LOSS)(2)
Radiopharmaceuticals	$1,676	$782
Manufacturing	(996)	(142)
Corporate and Other	34	193

	$714	$833

	March 31, 2003	December 31, 2002
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$12,650	$12,899
Manufacturing	32,536	30,701
Corporate and Other	33,244	37,302

	$78,430	$80,902

(1)
Segment income (loss) from continuing operations before amortization, interest, income taxes and minority interest.

(2)
Segment income (loss) from continuing operations before interest, income taxes and minority interest.

Geographic Segmentation

	For the Three Month Period Ended March 31,
	2003	2002
REVENUES(1)
Canada	$4,780	$5,964
United States	5,234	4,182
Other	64	56

	$10,078	$10,202

	March 31, 2003	December 31, 2002
LONG-LIVED ASSETS(2)
Canada	$38,665	$41,378
United States	7,760	8,284

	$46,425	$49,662

(1)
Revenues are attributable to countries based upon the location of the customer.

(2)
Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

7.     Comparative Information

The Company has reclassified certain prior period's information to conform with the current presentation format.

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DRAXIS Health Reports First Quarter Results